UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

BANCOLOMBIA S.A. ANNOUNCES SUCCESSFUL OFFERING OF ORDINARY NOTES
Medellín, Colombia, August 21, 2008
Bancolombia S.A. (“Bancolombia”) successfully completed the issuance and offering of Bonos Ordinarios Bancolombia (the “Bancolombia Ordinary Notes”) for an aggregate principal amount of six hundred billion pesos (Ps. 600,000,000,000). This issuance and offering is the second of multiple and successive issuances of global Bancolombia Ordinary Notes which are limited to an aggregate principal amount of one trillion five hundred billion pesos (Ps. 1,500,000,000,000). Bancolombia offered the Bancolombia Ordinary Notes with an aggregate principal amount of four hundred billion pesos (Ps. 400,000,000,000) and up to six hundred billion pesos (Ps. 600,000,000,000) if the over-allotment option was exercised. The over-allotment option was fully exercised. The subscription for today’s offering was for one trillion six hundred and forty two billion pesos (Ps. 1,642,057,000,000) equivalent to 4.1 times the size of the offering.
The Ordinary Notes are issued in registered form (a la orden) and negotiable in the secondary market and have the following terms:

	AGGREGATE
	PRINCIPAL AMOUNT
SERIES	(Ps. Millions)	MATURITY	COUPON RATE
A18	47,301	18 months	11.74% E.A.
A10	64,100	10 years	12.59% E.A.
B18	105,043	18 months	DTF + 2.24% T.A.
B3	110,375	3 years	DTF + 2.55% T.A.
B5	65,541	5 years	DTF + 2.69% T.A.
C5	143,210	5 years	IPC + 6.15% E.A.
C10	64,430	10 years	IPC + 6.39% E.A.
The proceeds from the offering will be used for general corporate purposes of Bancolombia, including all the business and operational transactions available to banking institutions in accordance with the terms and requirements established by applicable law.
The lead coordinator and lead book-running manager for the transaction was Banca de Inversión Bancolombia S.A. Corporación Financiera. Valores Bancolombia S.A., Correval S.A. y Serfinco S.A. also participated in the transaction as book-running managers. In addition, the treasury of Bancolombia S.A. acted directly as book-running manager of part of the offering.
The Bancolombia Ordinary Notes were rated AAA by Duff & Phelps of Colombia.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: August 21, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance